Room 4561
Via fax (816) 435-8630

March 29, 2007

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

> **Re: DST Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2006**
> **File no. 1-14036**

Dear Mr. McDonnell:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1.   We note that revenues were negatively impacted in fiscal 2006 by the sale of EquiServe and the Innovis Entities during 2005 and the merger of lock\line with Asurion in January 2006, which collectively recorded operating revenues of $358.6 million. Your disclosures in Note 3 indicate that due to the ongoing cash

flows that will be recorded by the Company related to the sales of these businesses, the Company has determined that the transaction did not qualify to be reported as discontinued operations. It is not clear how you considered these on-going revenues in your MD&A disclosures. Please explain.

2. We note that the Company includes all costs (excluding depreciation and amortization) in one line item called costs and expenses as you believe that the nature of your business does not allow for a meaningful segregation of selling, general and administrative expense in your Statement of Operations. We further note your costs and expenses include amounts for OOP costs, software development costs, marketing expense, compensation costs, gain on sales of office buildings and related assets, asset impairment charges, etc. Your MD&A disclosures should describe any significant components of revenues or expenses that would enable an investor to understand the Company's results of operations. Considering the various components of your costs and expenses and the limited breakdown available in your financial statement, tell us how you considered including a breakdown of the significant components of these costs in your MD&A discussion and perhaps including a tabular presentation of the relevant components of your cost and expenses and the reasons for the changes in such components. We refer you to Item 303 of Regulation S-K and SEC Release 33-8350.

Note 2. Significant Accounting Policies

Revenue Recognition, page 89

3. We note your references on pages 14 and 15 to hosting arrangements provided with the Company's AWD and DSTHS software products. Please clarify the terms of these arrangements as well as any other hosting arrangements and tell us how you considered the guidance in EITF 00-3 in accounting for such arrangements. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty. Does the Company consider these hosting arrangements to be service offerings or the sale of SOP 97-2 software products? Please explain.

4. Your disclosures on page 4 indicated that the conversion for approximately 1.1 million of your new mutual fund client shareholder accounts is expected to occur in the first half of 2007 and for the remaining 7.0 million of new shareholder accounts; the conversion is expected to occur in the third quarter of 2007. Does the Company charge a fee to convert or set-up new accounts? If so, tell us how you considered the guidance in SAB 104 in accounting for such fees. Similarly, tell us if you incur significant costs in establishing new accounts. If so, tell us how you account for such costs and tell us how you considered including your accounting policy for set-up costs in your Note 2 disclosures.

Note 3. Significant Transactions

Asurian Corporation, page 95

5.   We note that the Company sold its lock\line subsidiary to a wholly-owned
        subsidiary of Asurion Corporation, a privately held company in exchange for a
        37.4% interest in Asurian. We further note that this transaction was valued based
        on the fair market value for lock\line of $287 million. Tell us how you
        determined the fair value for this transaction, which resulted in goodwill of
        $174.8 million and a total gain of $84.4 million. Also, you indicate that $12.5
        million of the $31.6 million deferred gain will be recognized over 15 years. Tell
        us how and when you intend to account for the remaining $19 million of deferred
        gain. Further, tell us the specific accounting guidance you relied upon in
        accounting for this transaction.

Note 5. Investments, page 101

6.   We noted that at December 31, 2006 the Company's available-for-sale, trading
        and held-to-maturity securities portfolio totaled $1,323.2 million or approximately
        42% of your total assets. Tell us how you considered the requirements of the
        Investment Company Act of 1940 in determining whether the Company met the
        definition of investment company at December 31, 2006.

Exhibit 31.1 and 31.2 Certifications

7.   We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) also includes the titles of
        the certifying individuals. In future filings, the identification of the certifying
        individuals at the beginning of the certifications should be revised so as not to
        include the individual's title.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief